AB 3/28

AB 3/7

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

12011889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 BRICKELL AVENUE, SUITE 928
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUIS F. MENACOL III (305) 670-4180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, LUIS F. MENOCAL III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jehan Nicole Dowe
COMMISSION # DD917803
EXPIRES: AUG. 18, 2013
WWW.AARONNOTARY.com

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report in Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Member
of ACP Securities, LLC

We have audited the accompanying statement of financial condition of ACP Securities, LLC. (a wholly owned subsidiary of ACP Capital Holdings, LLC) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida
February 14, 2012

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

EXHIBIT "A"

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

A S S E T S

ASSETS		
Cash and Cash Equivalents	$ 26,980	
Deposit with Clearing Broker	25,000	
Accounts Receivable from Clearing Broker, No Reserve Required	507,008	
Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $1,059,887	1,209,633	
Prepaid Expenses and Other Assets	14,497	
Computer and Other Equipment, at Cost, Net of Accumulated Depreciation of $ 22,633	-	
TOTAL ASSETS		$ 1,783,118

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to Clearing Broker	$ 90,530	
Accounts Payable and Accrued Expenses	158,151	
Liiabilities Subordinated to Claims of General Creditors	1,000,000	
Total Liabilities		$ 1,248,681
MEMBER'S EQUITY		
Paid-in Capital	$ 387,208	
Accumulated Earnings	147,229	
Total Member's Equity		534,437
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,783,118

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		$ 2,501,542
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,637,900	
Clearance, Quotation, and Communication Costs	174,177	
Rental Expenses - Office and Equipment	37,065	
Taxes, Other than Income Taxes	2,648	
Other Operating Expenses	150,109	
Total Operating Expenses		2,001,899
NET PROFIT FROM OPERATIONS		$ 499,643
INTEREST EXPENSE		28,887
NET PROFIT		$ 470,756

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Paid-in Capital	Accumulated Earnings (Deficit)	Total Member's Equity
Balance - January 1, 2011	$ 387,208	$ (264,208)	$ 123,000
Distributions to Member	-	(59,319)	(59,319)
Net Profit for the Period	-	470,756	470,756
Balance - December 31, 2011	$ 387,208	$ 147,229	$ 534,437

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES		
Net Profit	$ 470,756	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
(Increase) in Unrealized Profit on Investment Securities Owned	(149,746)	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable from Clearing Broker	(345,034)	
(Increase) in Investment Securities Owned, at Cost	(1,059,887)	
(Increase) in Prepaid Expenses and Other Assets	(13,926)	
Increase in Payable to Clearing Broker	31,929	
Increase in Accounts Payable and Accrued Expenses	143,015	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (922,893)
FINANCING ACTIVITIES		
Increase in Liabilities Subordinated to Claims of General Creditors	$ 1,000,000	
Distributions to Member	(59,319)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		940,681
INCREASE IN CASH		$ 17,788
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		9,192
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 26,980
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 22,942
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - ACP Securities, LLC (the Company) is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services company.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Computer and Other Equipment - Computer equipment is stated at cost less accumulated depreciation. Depreciation on computer and other equipment is calculated using the straight-line method over a three year period which is the estimated useful life of the computer equipment.

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income or losses on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Revenue and Expense Recognition - Commission income and expense from customer transactions are recorded on a trade-date basis.

Cash Equivalents - The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 14, 2012, which is the date the financial statements were issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2011, the Company's "Net Capital" was in excess of its minimum requirement.

NOTE 4 - COMMITMENTS

During the year 2009, the Company entered into a lease for it's office premises. The Company's obligation for the payment of rent commenced August 1, 2009 and the lease term ends July 31, 2014. The Company has the right to terminate the lease by providing the landlord with ninety (90) days advance written notice.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31	
2012	$ 33,804
2013	34,822
2014	20,664
	$ 89,290

NOTE 5 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2011 is as follows:

Commissions	$ 2,243,469
Realized and Unrealized Gains From Investment Securities	174,934
Interest and Other	83,139
	$ 2,501,542

NOTE 6 - RELATED PARTY TRANSACTIONS

On January 1, 2011, the Company entered into an agreement with an affiliate , whereby the affiliate would reimburse the Company a fee of $2,000 per month to cover certain operating expenses. During the year ended December 31, 2011, the Company received $24,000 under this agreement, which is included in interest and other income.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2011, the Company was fully insured for its balance in its bank account.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital holdings, LLC) under a FINRA approved subordinated loan agreement. This loan bears interest at 7% per annum and is payable in full on August 18, 2014.

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 14, 2012) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

NOTE 10 - OTHER MATTERS

On June 1, 2011, the Company's parent Company sold membership units to certain individuals who are presently employed by the Company.

SUPPLEMENTARY INFORMATION

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL		
Total Member's Equity		$ 534,437
Add: Liabilities Subordinated to Claims of General Creditors		1,000,000
Total Capital and Allowable Subordinated Loans		$ 1,534,437
Less: Non-Allowable Assets and Other Deductions:		
Prepaid Expenses and Other Assets		14,497
Net Capital Before Haircuts on Security Positions		$ 1,519,940
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
Debt Securities	280,812	
Other Securities	28,338	309,150
Net Capital		$ 1,210,790

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report Form X-17A-5, Part IIA filing and the audited annual report.

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Payable to Clearing Broker	$ 90,530	
Accounts Payable and Accrued Expenses	158,151	
Total Aggregate Indebtedness		$ 248,681

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 16,579
Minimum Net Capital Requirement	$ 100,000
Excess in Net Capital (Net Capital Less Net Capital Required)	$ 1,110,790
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 1,090,790
Percentage of Aggregate Indebtedness to Net Capital	20.54%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, Beginning of Year	$ -
Additions	1,000,000
Decreases	-
Balance, End of Year	$ 1,000,000

ACP SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC. The Company holds no customer funds or securities. Such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

<u>SUPPLEMENTARY REPORT ON INTERNAL CONTROL</u>

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Member
ACP Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ACP Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

To The Board of Directors and Member
ACP Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2011, which were agreed to by ACP Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating ACP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ACP Securities, LLC's management is responsible for the ACP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067185 FINRA DEC
ACP SECURITIES LLC 16*16
444 BRICKELL AVE STE 928
MIAMI FL 33131-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
PAIVI VETELAINEN / 305-670-4180

2. A. General Assessment (item 2e from page 2) $ 5,338.87

B. Less payment made with SIPC-6 filed (exclude interest) (2,942.69)
07/25/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,396.18

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,396.18

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 16 day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,501,542
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,846
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102,264
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	174,934
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	85,951
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	365,995
2d. SIPC Net Operating Revenues	$ 2,135,547
2e. General Assessment @ .0025	$ 5,338.87

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